Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:

July 27, 2017

MDA reports second quarter 2017 results, declares quarterly dividend

Vancouver, BC – MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) (TSX: MDA), a global communications and information company, today reported financial results for the second quarter ended June 30, 2017.

Consolidated revenues for the second quarter of 2017 were $503.7 million, consistent with $502.5 million for the same period of last year. Revenues from the Communications segment were $332.4 million compared to $361.4 million for the same period of last year, as a lower number of new satellite contracts awarded in the geostationary communications satellite market resulted in fewer satellites under construction. Revenues from the Surveillance and Intelligence segment increased to $171.3 million compared to $141.2 million for the second quarter of 2016 on higher revenues from contracts with the U.S. government and other customers to perform design studies and supply spacecraft for scientific research and development missions.

Operating EBITDA1 for the second quarter of 2017 was $94.3 million compared to $96.4 million for the same period of last year. The Communications segment contributed operating EBITDA of $41.1 million (Q2 2016 - $56.2 million) and the Surveillance and Intelligence segment contributed operating EBITDA of $53.2 million (Q2 2016 - $40.3 million).

Operating earnings1 for the second quarter of 2017 were $47.0 million, or $1.29 per share1, compared to $57.2 million, or $1.57 per share, for the second quarter of 2016. The decrease reflected the addition of non-cash interest expense on the orbital securitization liability and a higher effective income tax rate on operating earnings.

Net earnings under IFRS for the second quarter of 2017 were $25.8 million, consistent with $25.3 million for the same period of last year. Net earnings this quarter were impacted by the inclusion and variability of certain large, non-operational items, including share-based compensation expense, restructuring costs, legal and other professional fees related to the acquisition of DigitalGlobe, Inc., and non-cash foreign exchange differences.

For the six months ended June 30, 2017, consolidated revenues were $998.1 million compared to $1,064.9 million for the same period of 2016 as higher activity levels in the Surveillance and Intelligence segment partially offset lower revenues from the Communications segment. Operating EBITDA and related margin percentage was $183.5 million and 18.4% compared to $193.6 million and 18.2% for the same period of last year. Operating earnings were $91.9 million ($2.52 per share) compared to $113.1 million ($3.10 per share) for the corresponding period of 2016. Net earnings for the first six months of 2017 were $31.7 million compared to $66.0 million in 2016.

The Company had total funded order backlog of $2.0 billion as at June 30, 2017, consistent with the balance as at March 31, 2017.

The Company has declared a quarterly dividend of $0.37 per common share payable on September 29, 2017 to shareholders of record at the close of business on September 15, 2017.

The Company continued to build out its government business development and management team to oversee the development of the Company’s strategic plans to increase access to the U.S. government market. During the second quarter of 2017, the Company increased its commitment to support U.S. government missions with the addition of key executives. The Company also received clearance sponsorship and submitted a facility clearance package for the offices of the Company’s subsidiary Space Systems/Loral, LLC in Palo Alto, California.

Financial Highlights

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions, except per common share amounts)
Consolidated revenues	503.7	502.5	998.1	1,064.9
Operating EBITDA[1]	94.3	96.4	183.5	193.6
Operating earnings[1]	47.0	57.2	91.9	113.1
Operating earnings per share[1]	1.29	1.57	2.52	3.10
Net earnings	25.8	25.3	31.7	66.0
Net earnings per share, basic	0.71	0.70	0.87	1.82
Net earnings per share, diluted	0.70	0.69	0.87	1.80
Weighted average number of common shares outstanding:
(millions)
Basic	36.5	36.4	36.5	36.3
Diluted	36.5	36.5	36.5	36.5

[1]	See section “Non-IFRS Financial Measures” in this earnings release.

MDA’s condensed consolidated financial statements and management’s discussion and analysis (MD&A) for the three and six months ended June 30, 2017 are available at:

http://mdacorporation.com/corporate/investor/financial-reports

About MDA

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide.

MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development.

MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally.

The Company’s common shares trade on the Toronto Stock Exchange under the symbol MDA.

Investor/Analyst Conference Call

MDA President and CEO Howard Lance and Executive Vice President and CFO Anil Wirasekara will host a Conference Call on Friday, July 28, 2017 at 6:00 a.m. Pacific (9:00 a.m. Eastern) to discuss the financial results and to answer questions.

To participate, dial:

International: 1-416-764-8688

Toll free North America: 1-888-390-0546

The Conference Call will also be Webcast live at:

http://mdacorporation.com/corporate/investor/events

Telephone replay will be available from July 28, 2017, 9:00 a.m. Pacific (12:00 p.m. Eastern) to

August 4, 2017, 8:59 p.m. Pacific (11:59 p.m. Eastern) at the following numbers:

International: 1-416-764-8677

Toll free North America: 1-888-390-0541

Passcode: 515418#

Related Websites:

www.mdacorporation.com

Non-IFRS Financial Measures

In addition to results reported in accordance with IFRS, the Company discloses operating earnings, operating earnings per share and operating EBITDA as supplemental indicators of its financial and operating performance.

The Company defines operating earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains or losses. The use of the term “non-operational income and expenses” is defined by the Company as those items or income and expense that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. Income tax expense on operating earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability. Operating earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of operating earnings and operating earnings per share allows investors to evaluate the operational and financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance or expected performance of recurring operations.

The Company defines operating EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain corporate expenses and items affecting comparability as specified in the calculation of operating earnings. Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

Operating earnings, operating earnings per share and operating EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions)
Operating EBITDA	94.3	96.4	183.5	193.6
Corporate expense	(6.0)	(4.2)	(11.3)	(8.4)
Net finance expense	(14.6)	(11.7)	(28.6)	(24.6)
Depreciation and amortization[1]	(15.3)	(14.4)	(29.8)	(29.5)
Income tax expense on operating earnings	(11.4)	(8.9)	(21.9)	(18.0)

Operating earnings	47.0	57.2	91.9	113.1
Items affecting comparability:
Share-based compensation expense	(2.6)	(23.6)	(9.1)	(27.5)
Amortization of acquisition related intangible assets	(10.8)	(10.3)	(21.3)	(21.3)
Acquisition related expense	(16.1)	—	(26.8)	—
Restructuring costs	(6.1)	—	(20.4)	—
Enterprise improvement costs	—	—	—	(4.8)
Executive compensation settlement	—	(3.0)	—	(3.0)
Foreign exchange differences	13.1	(2.2)	13.2	1.6
Income tax expense adjustment	1.3	7.2	4.2	7.9

Net earnings	25.8	25.3	31.7	66.0

[1]	Excludes amortization of acquisition related intangible assets.

The Company’s MD&A for the three and six months ended June 30, 2017 provides additional information regarding these financial metrics and the specified items affecting the comparability of net earnings.

Forward-Looking Statements

This earnings release and the associated conference call and webcast, which includes a business update, discussion of financial results for the second quarter of 2017, and question and answer session, may contain certain forward-looking statements and information, which reflect the current view of MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) with respect to future events and financial performance. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “would”, “could”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of such terms or variations of them or similar terminology. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. MDA cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations or government agency mandates, or funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellite; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations; natural disasters or other disruptions affecting the Company’s operations; and failure to comply with environmental regulations.

There may be additional risks and uncertainties applicable to the Company related to its proposed merger with DigitalGlobe, Inc. as announced on February 24, 2017, including that: there can be no assurance that the merger will be completed taking into account all approvals, including regulatory approvals required for the merger; the Company may not realize all of the expected benefits of the merger or the benefits may not occur within the time periods anticipated; the announcement and pendency of the merger could adversely affect the Company’s business, results of operations and financial condition; the Company will incur substantial transaction fees and costs in connection with the merger and will incur additional fees in certain circumstances; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the merger; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe and the Company as a successor owner may be responsible for such undisclosed liabilities; while the merger agreement is in effect, the Company is subject to restrictions on its business activities; and the Company may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

You are referred to the risk factors described in MDA’s most recent annual Management’s Discussion and Analysis, Annual Information Form and other documents on file with the Canadian securities regulatory authorities, available on SEDAR, www.sedar.com or www.mdacorporation.com. The forward-looking statements and information contained in this earnings release and the associated conference call and webcast represent MDA’s views only as of today’s date. MDA disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of the earnings release or the associated conference call and webcast.

CONTACT:

Marissa Poratto | MDA Investor Relations | 1-604-331-2044 | mporatto@mdalimited.ca

Wendy Keyzer | MDA Media Contact | 1-604-231-2743 | wendy@mdacorporation.com